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FOR IMMEDIATE RELEASE
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DECEMBER 8, 1996

                                                     Media Contact: Robert Fort
                                                     757 629-2714

NS ISSUES PLEDGE TO CR SHAREHOLDERS

           NORFOLK, VA -- Norfolk Southern today confirmed its commitment to Conrail shareholders by pledging that it will not be a party to any agreement with CSX or Conrail that delivers anything less to Conrail shareholders than $110 a share in cash, for all shares, promptly into a voting trust. The pledge is contained in a letter from David R. Goode, NS chairman, president and chief executive officer, that will be sent to Conrail shareholders on Monday.

           "The only way Conrail shareholders are going to see our superior, all cash offer is if they force their management to honor shareholder wishes," Goode said. "As things now stand, Conrail management is denying its own shareholders the benefits of our $110, all cash offer for all shares, which is nearly 19 percent higher than the part cash, part stock CSX offer."

           Conrail has called for a shareholder vote at a meeting set for 5 p.m. on December 23. However, it has already declared that it won't convene the meeting unless it has enough votes to assure approval of its proposal to opt out of the Pennsylvania Fair Value Statute, and to adjourn the special meeting. It said that it will continue to set new shareholder meetings until Conrail shareholders approve its proposal.

           "This arrogant denial of basic shareholder rights is an outrage," Goode said.

           Goode stressed that the NS pledge also contained an important message for both CSX management and CSX shareholders. "CSX management should have no doubt as to our determination to acquire Conrail and our willingness to use any and all appropriate financial means to accomplish that objective," the NS chairman said.

           "For CSX shareholders, we repeat our willingness to create today with CSX and Conrail a structure for Eastern railroad service that will enable both of our companies to prosper in a competitive environment," Goode noted, "but this will be accomplished only pursuant to a $110 all cash offer for all shares into a voting trust. Such an offer would benefit the shareholders of all three companies.

           "However, Conrail shareholders must vote 'no' in order to make this happen," Goode said.

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